SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1999 Commission File Number 1-5480

A. Full title of the plan and address of the plan:

ELCO TEXTRON INC. PROFIT SHARING

AND SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

TEXTRON INC.
40 Westminster Street
Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibit

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Auditors
Statement of Assets Available for Benefits for each of
the two years ended December 31, 1999 and 1998
Statement of Changes in Assets Available for Benefits
for each of the two years ended December 31, 1999 and 1998
Notes to financial statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

The Consent of Independent Auditors is filed as an exhibit to this Annual Report.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.
ELCO TEXTRON INC. PROFIT SHARING AND SAVINGS PLAN

ELCO TEXTRON INC., Plan Administrator

By:/s/Robert Hammes

Secretary

Date: June 26, 2000

Financial Statements
and Supplemental Schedule

Elco Textron Inc.
Profit Sharing and Savings Plan

Years ended December 31, 1999 and 1998

Elco Textron Inc.
Profit Sharing and Savings Plan

Financial Statements and
Supplemental Schedule

Years ended December 31, 1999 and 1998

Contents

 Report of Independent Auditors......................................................................................1

 Financial Statements

Supplemental Schedule

Schedule H, Line 4i, Schedule of Assets Held for Investment Purposes
    at End of Year..............................................................................................................8

Report of Independent Auditors

Administrative Committee
Elco Textron Inc. Profit Sharing and Savings Plan

We have audited the accompanying statements of assets available for benefits of the Elco Textron Inc. Profit Sharing and Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                ERNST & YOUNG LLP

May 11, 2000

Elco Textron Inc.
Profit Sharing and Savings Plan

Statements of Assets Available for Benefits

	December 31
	1999	1998
Assets
Investments, at fair value	$89,670,583	$92,080,633

Receivables:
Interest and dividends	-	81,449
Due from broker	143,609	179,461
Total receivables	143,609	260,910
Assets available for benefits	$89,814,192	$92,341,543

See accompanying notes.

Elco Textron Inc.
Profit Sharing and Savings Plan

Statements of Changes in Assets Available for Benefits
	Year ended December 31
	1999	1998
Additions:
Investment income:
Net realized and unrealized appreciation (depreciation) in fair value of investments	$ (2,277,259)	$ 4,904,585
Interest and dividends	6,140,106	6,329,520
Total additions	3,862,847	11,234,105

Deductions:
Benefits paid to participants	6,388,017	6,201,674
Administrative expenses	2,181	31,892
Total deductions	6,390,198	6,233,566
Net increase (decrease)	(2,527,351)	5,000,539

Assets available for benefits at beginning of year	92,341,543	87,341,004
Assets available for benefits at end of year	$89,814,192	$92,341,543

See accompanying notes.

Elco Textron Inc.
Profit Sharing and Savings Plan

Notes to Financial Statements

Years ended December 31, 1999 and 1998

1.   Description of the Plan

The following description of the Elco Textron Inc. Profit Sharing and Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan.

General

The Plan is a defined contribution plan formed to provide profit-sharing benefits to employees of Elco Textron Inc. (the Company) and Textron Inc. All full-time employees of the Company's Corporate Division, Precision Formed Products Division, Precision Commercial Division of Camcar, Heat Treat and Finishes Division, Tool Manufacturing Division, Construction Products Division and Textron Logistics Corp. were eligible to participate in the Plan, however, during 1997, the Plan was amended such that no employee shall become a participant in the Plan after April 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by an administrative committee consisting of not fewer than three members selected by the Board of Directors of the Company.

Contributions and Vesting

During 1997, the Plan was also amended such that all participant and employer profit-sharing and additional employer contributions were discontinued as of June 30, 1997. All participants became fully vested in the profit-sharing and additional employer contributions at June 30, 1997.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 10% increments in any of the six investment options. Participants may change their investment options quarterly.

Participant Accounts

The allocation of Plan income or loss to participants is made in the same ratio that a participant's account bears to the sum of the balances of all participants' accounts, taking into consideration the dates on which additional contributions and withdrawals are made. Participant account balances are valued daily by the Plan's recordkeeper based on the value of the number of shares owned in each investment fund.

Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance relating to participant contributions only. Loan terms range from 1-5 years or longer if for the purchase of a home. The loans are secured by the balance in the participant's account and bear interest at the current prime rate plus 1%. Principal and interest is paid ratably through monthly payroll deductions.

2.   Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

The Plan's investments are stated at fair value. The shares of the registered investment companies are valued at quoted market prices which represent the net asset values of the shares held by the Plan at year end. Shares of Textron Inc. common stocks are valued based on quoted market values. Money market funds are reported at cost, which approximates fair value. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plan are generally paid by the Company.

Reclassification

The Plan has adopted Statement of Position 99-3, “Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters” for the 1999 financial statement presentation. Accordingly, 1998 amounts have been reclassified to conform with Statement of Position 99-3.

3.   Plan Termination

Although it has not expressed any intent to do so, Elco has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants become 100% vested in their accounts.

4. Investments

The Plan's investments are held by Putnam Fiduciary Trust Company. The fair value of individual investments that exceed five percent of the Plan's assets as of December 31, is as follows:
	1999	1998

Textron Inc.--common stock	$22,885,321	$21,091,557
Putnam Voyager Fund	6,644,054	-
The George Putnam Fund of Boston	36,848,642	43,304,457
One Group Bond Fund	10,401,261	-
One Group Equity Index Fund	4,985,912	-
One Group Prime Money Market Fund	6,061,318	-
Pegasus Bond Fund	-	13,825,588
Pegasus Money Market Fund	-	5,494,727

During 1999 and 1998, Plan investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:
	Year ended December 31
	1999	1998
Investments at fair value as determined by quoted market prices:
Textron Inc.--common stock	$ 138,665	$3,997,765
Mutual funds	(2,415,924)	906,820
	$(2,277,259)	$4,904,585

5.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 6, 1995, stating that the Plans qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Elco Textron Inc.
Profit Sharing and Savings Plan

Schedule H, Line 4i, Schedule of Assets Held for Investment Purposes
at End of Year

December 31, 1999

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	Current Value

One Group Prime Money Market Fund*	6,061,318 units	$ 6,061,318
One Group Bond Fund*	1,038,050 shares	10,401,261
One Group Equity Index Fund*	148,700 shares	4,985,912
Putnam Voyager Fund*	210,255 shares	6,644,054
The George Putnam Fund of Boston*	2,259,267 shares	36,848,642
Textron Inc.*	298,423 shares	22,885,321
Participant notes receivable*	7.9% to 9.5%	1,844,075
		$89,670,583

* Indicates a party-in-interest to the Plan.